UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Special General Meeting of Shareholders

The Board of Directors of Altamira Therapeutics Ltd. intends to change the Company’s reporting currency from Swiss Francs to US Dollars as its common shares are publicly listed only in the US. It has therefore decided to call a Special General Meeting of Shareholders (“Special General Meeting”) in order to propose to change the currency denomination of the Company’s authorized share capital from CHF to US Dollars, at the exchange rate prevailing on such date as determined by the Board of Directors of the Company, with effect from such date as determined by the Board of Directors of the Company and with the Board of Directors of the Company being authorized to determine such effective date (the “Effective Date”); (ii) with effect from the Effective Date, reduce the issued share capital of the Company by reducing the par value of each common share in issue to USD 0.0001, and to credit the amount of the reduction to the contributed surplus account of the Company; and (iii) with effect from the Effective Date, to reduce the authorized share capital of the Company to USD 12,000 divided into 100,000,000 common shares of USD 0.0001 par value each and 20,000,000 preference shares of USD 0.0001 par value each, provided the Company satisfies the requirements of section 46(2) of the Companies Act 1981, as amended of Bermuda on the Effective Date.

The Special General Meeting will be held on October 31, 2023, 8:30 AM Atlantic Daylight Time at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

Date: October 04, 2023	By:	/s/ Thomas Meyer
		Name:	Thomas Meyer
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Notice to Shareholders dated October 04, 2023
99.2	Proxy Card for the Special General Meeting of Shareholders

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